04017660

SECURITI... Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike – Suite 400
(No. and Street)

Rockville	Maryland	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President — (301) 468-0100 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 2 3 2004 WASH, D.C. 208 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles R. Eisenmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H. Beck, Inc. (the "Company") as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]	March 19, 2004
Signature	Date

President

Title

[signature]

Naomi Levy,
Notary Public State of Maryland
My Commission Expires August 1, 2007

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

H. Beck, Inc.

Computation Of Net Capital Under SEC rule 15c3-1
December 31, 2003

Net Capital		
Stockholders' equity	$	867,192
Nonallowable assets:		
Commissions receivable, greater than 30 days		103,551
Unsecured accounts receivable fromregistered representatives		220,806
Other assets		148,628
Deposits with clearing organization		10,010
Total nonallowable assets		482,995
Net capital before haircuts on securities		384,197
Haircuts on securities positions		9,247
Net capital	$	374,950
Aggregate Indebtedness		
Commissions payable	$	3,291,328
Accounts payable and accrued expenses		1,047,264
Total aggregate indebtedness	$	4,338,592
Computation of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	289,239
Excess net capital	$	85,712
Ratio of aggregate indebtedness to net capital		11.57 to 1

Reconciliation of net capital aggregate indebtedness with Company's computation included in Part IIA-17A-5 as of December 31, 2003		**Net Capital**		**Aggregate Indebtedness**
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	482,538	$	4,317,794
To adjust commission accounts receivable andaccounts payable		(16,265)		(146,385)
To adjust accrued expenses to actual, net		(91,323)		167,183
	$	374,950	$	4,338,592